POWERSECURE INTERNATIONAL, INC.

1609 Heritage Commerce Court,

Wake Forest, North Carolina 27587

(919) 556-3056

September 30, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer Thompson, Assistant Branch Chief

Ms. Lisa Sellars, Staff Accountant

Re:	PowerSecure International, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 7, 2013

Form 8-K filed August 7, 2013

Form 8-K filed May 23, 2013

File No. 001-12014

Ladies and Gentlemen:

On behalf of PowerSecure International, Inc. (“we,” “us” or “our” or “POWR”), this letter is submitted in response to your letter to us, dated September 16, 2013, which sets forth comments by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the filings referenced above.

For your convenience, in this letter we have repeated the headings and comments from the Staff’s letter in italicized, bold type and have provided our response after each comment.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Liquidity and Capital Resources, page 76

Cash Flows

1.	Please revise your narrative analysis of cash flows to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Response:

We note the guidance cited by the Staff relating to disclosures about cash flows. In future filings with the Commission, in accordance with the Commission’s Release 33-8350, we will enhance our disclosure about cash flows by providing a more comprehensive analysis of the underlying reasons for changes in our cash flows and better explaining the variability of our cash flows. In particular, we will provide a narrative discussion that addresses material changes in the underlying drivers of changes in cash flows including any changes in factors that may have an effect on future cash flows, and we will be diligent to not merely recite the information seen on the face of our cash flow statement.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Consolidated Statements of Income, page F-5

2.	We note that you have presented a subtotal called “Gross profit” on the face of your statement statements of operations. We further note that you have presented depreciation and amortization below this gross profit line item. Please explain to us how you considered the guidance in SAB Topic 11:B.

Response:

We note the guidance cited by the Staff relating to the description of line items in the income statement where deprecation and amortization is excluded. We also note that these expenses are excluded from our reported “Gross profit.” Although our depreciation and amortization are clearly presented in the line items below our “Gross profit” line item in our statements of operations, in future filings with the Commission where depreciation and amortization are excluded from our cost of goods sold and thus our gross profit subtotal, we will enhance our disclosures in accordance with SAB Topic 11:B by changing the description of our cost of goods sold line item to read “Cost of goods sold (excluding depreciation and amortization)”, which will alert the reader to note that our gross profit line item excludes depreciation and amortization.

Note 4. Acquisitions, page F-17

Acquisition of PowerSecure Solar, page F-17

3.	We note your presentation of supplemental pro forma information as if the acquisition had occurred on January 1, 2010. Please explain to us why you chose January 1, 2010 as the date to assume the acquisition occurred. Refer to ASC 805-10-50-2h3.

Response:

We included the supplemental pro forma information as if the acquisition had occurred on January 1, 2010 because that was the beginning of the earliest period presented in the filing, and we believed that this provided meaningful disclosure to investors. We note the guidance cited by the Staff relating to disclosures relating to supplemental pro forma information in acquisitions. In future filings with the Commission containing supplemental pro forma information in acquisitions, we will assume that the acquisition occurred as of the beginning of the fiscal year prior to the date the acquisition actually occurred.

Note 14. Segment Information, page F-36

4.	We note that you present your business in two segments, the Utility and Energy Technologies Segment and the Oil and Gas Services segment. We also note your discussion in your Business and MD&A sections of your products and services, including Distributed Generation, Utility Infrastructure, and Energy Efficiency. Please explain to us in more detail how you determined your reportable segments. Please include in your response whether you have multiple operating segments and whether you aggregated any operating segments into reportable segments. If operating segments are aggregated, please disclose the fact and explain to us in detail how you meet the aggregation criteria.

Response:

We supplementally advise the Staff that we annually evaluate and determine our reportable segments based on the guidance provided in ASC 280-10-50-1, which states:

“An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.”

Based on that guidance, for fiscal 2012 we determined that our Utility and Energy Technologies Segment and our Oil and Gas Services Segment were our two reportable segments, with our Utility and Energy Technologies Segment being the only segment containing on-going operations. In our Form 10-K, we provided additional information on the revenues in our Utility and Energy Segment to assist investors in understanding the demand for the products and services we offer our customers, and to that end we made reference to the three product and service groupings of Distributed Generation, Utility Infrastructure and Energy Efficiency in the Business and MD&A section of our Form 10-K. In our determination of our reportable segments, we considered that our business is structured and operated in the following manner:

•	Our chief operating decision maker is our Chief Executive Officer, or CEO. Our CEO makes all final decisions with respect to the allocation of resources and assessment of performance in our company.

•	Our Chief Executive Officer operates a matrix organization, with numerous direct reports including multiple sales leaders, product leaders, operations leaders and functional leaders. We do not operate the business with an operating committee or through divisional business heads.

•	Our structure and operations have been the result of our CEO being the founder of our Utility and Energy Technologies Segment and operating the day-to-day business in direct contact with individual sales leaders, product and service leaders, operations leaders and function leaders. Our CEO makes his resource allocation decisions based upon his daily interaction with his direct reports and his knowledge of the Utility and Energy Technologies industry and market opportunities.

•	Our revenue from our products and services can be broadly categorized into three primary groupings: Distributed Generation, Utility Infrastructure and Energy Efficiency. We categorize our revenues into these revenue groupings for external purposes based on the primary type of product/service and the market it serves to help give investors more insight into our revenue streams and to assist investors in understanding the demand for the products and services we offer our customers.

•	We do not have a single business executive responsible for the business results of any one of these three broad revenue groupings.

•

We do not regularly prepare and review discrete financial statements in these three product and service groupings for our CEO, because, although discrete revenues through gross margin for each of these groupings are available, a significant portion of our cost structure is shared and allocating direct costs to these groups for management purposes is not particularly accurate. This is evidenced by the fact that we do not prepare budgets or assess the performance of our operations or business leaders based on results at this level. We do prepare a summary profit and loss rollup of full calendar year metrics by these three groupings from time-to-time as an information-only report, but this rollup is not used to manage the business or make resource allocation decisions.

•	The majority of our business leaders’ incentive compensation is based on our total company-wide consolidated results, or our Utility and Energy Technologies Segment’s aggregate results. For certain business leaders, incentives exist at the product leader level, which is below the three major revenue groupings level, based on the gross margin less direct costs of their operations, service delivery, and sales expenses.

•	While each of the three externally reported product and service groupings has determinable revenues, because of the way our business is structured and operated a significant amount of the expenses, balance sheet and cash flows of these groupings are shared.

•	Our business is supported by centralized finance and accounting, human resource, information technology, marketing, safety, and other administrative functions, which functions are not accurately assignable to our individual products or product groups.

•	Our sales representatives can, and to varying degrees do, sell multiple products and services. These sales can be to the same or different customers or geographies.

Based on the guidance provided in ASC 280-10-50-1 in conjunction with our assessment and evaluation of how our business is structured and operated, we determined that our operating segments for 2012 consisted of our Utility and Energy Technologies Segment and our Oil and Gas Services segment. We do not have multiple operating segments, other than the two segments identified above, and we do not aggregate any operating segments into reportable segments. In years prior to 2012, we did aggregate our WaterSecure and our Southern Flow operating segments within our Oil and Gas Services reporting segment. The basis for this aggregation was the fact that our WaterSecure operations consisted almost entirely of our equity investment in our unconsolidated affiliate. We did not believe that an equity investment, on its own, constituted a separate reporting segment. However, as noted in our December 31, 2012 financial statements, our Oil and Gas Services segment ceased on-going business activities in June 2011, when we completed our strategy to divest the remaining operations of this reporting segment.

In the future, as we continue to evolve our structure and operating approach, and as our business, revenues, products and services grow organically and through acquisitions, we will continue to evaluate whether our Utility and Energy Technologies Segment should consist of one or more segments for financial reporting purposes. If in the future we make a determination that our business consists of multiple segments, then we will provide separate segment financial information in accordance with ASC 280-10-50-1 in our future filings with the Commission.

Note 12. Income Taxes, page F-32

5.	Refer to statutory federal income tax rate reconciliation on page F-33. We note the reconciling item of “True ups and other adjustments” of 14.3% in the rate reconciliation. Please tell us and disclose the nature of this reconciling item.

Response:

We supplementally advise the Staff that the referenced “True ups and other adjustments” is comprised of a 2011 tax return to tax provision reconciling items and 2012 equity compensation adjustments related to the cliff vesting of certain stock awards.

The major component of the “True Ups and other adjustments” was comprised of stock awards that vested in late 2012, in which the cumulative book expense exceeded tax deductions. During 2012 certain stock awards granted in prior years were subject to cliff vesting in 2012. These awards had been amortized for book purposes over a five year vesting period based on the stock price on the date of grant, and the tax deduction was all recorded in 2012 when the stock awards became vested based on the stock price on date of vesting. The stock price at the time these awards were granted was significantly higher than the stock price at the time these awards vested, resulting in the equity compensation adjustment. A lesser component of the “True ups and other adjustments” is comprised of a true up for an adjustment to the tax basis of certain fixed assets.

In future filings with the Commission, we will disclose the nature of these reconciling items in greater detail in line with the disclosure in the preceding paragraph.

Note 15. Unaudited Quarterly Consolidated Financial Data, page F-39

6.	In future filings, please include gross profit in your quarterly financial data. Refer to Item 302 of Regulation S-K.

Response:

We note that Item 302 of Regulation S-K includes gross profit in the list of information to be disclosed in selected quarterly financial data. In future filings with the Commission, we will include gross profit in our quarterly financial data.

Form 8-K filed August 7, 2013

7.	We note that in your earnings release filed August 7, 2013, you discuss non-GAAP EPS. We further note that your reconciliation of non-GAAP amounts to the most directly comparable GAAP measures presents a full non-GAAP income statement. In future filings, please reconcile each non-GAAP measure to its most directly comparable GAAP measure individually rather than presenting non-GAAP financial statements. Refer to Question 102.10 of our Compliance and Disclosure Interpretation related to non-GAAP financial measures. Please also apply this comment to your earnings releases filed May 8, 2013 and March 7, 2013.

Response:

We note the guidance cited by the Staff relating to non-GAAP financial measures. In future filings with the Commission, we will reconcile each non-GAAP measure to its most directly comparable GAAP measure individually rather than presenting non-GAAP financial statements.

8.	We note that the measure you have presented as EBITDA appears to exclude items, such as stock compensation expense and acquisition costs, that are not contemplated in Exchange Act Release No. 47226. Please rename this measure Adjusted EBITDA or another appropriate name. Refer to Question 103.01 of our Compliance and Disclosure Interpretation related to non-GAAP financial measures. Please also apply this comment to your earnings releases filed May 8, 2013 and March 7, 2013.

Response:

We note the guidance cited by the Staff relating to non-GAAP financial measures. In future filings with the Commission where we present EBITDA as a financial measure that excludes items, such as stock compensation expense, acquisition costs or other items not contemplated in the guidance cited by the Staff, we will rename such measure “Adjusted EBITDA”, or another appropriate name that indicates that the measure is not EBITDA as contemplated in such guidance.

Form 8-K filed May 23, 2013

9.	We note your Form 8-K filed announcing your acquisition. Please provide us with your analysis under Rule 3-05 of Regulation S-X of the three significance tests to show the financial statements required to be filed for this acquisition. Please also apply this comment to the acquisitions announced in the Form 8-K filed March 1, 2013 and Amendment No. 1 to Form 8-K filed April 26, 2013.

Response:

We supplementally advise the Staff that that, for each of the acquisitions disclosed in the filings referenced in this comment, we measured the significance of the acquisition under Rules 3-05 and 8-04 of Regulation S-X using the three significance tests: the Asset Test, the Investment Test, and the Income Test. We then determined the number of years, if any, of audited financial statements that were required to be presented based on the highest significance level calculated under any of the tests, as summarized in the following table:

Number of Years of Audited
Financial Statements (“AFS”)
Highest Significance Level	Article 3 S-X Filers
No more than 20%	None

Over 20%, but no more than 40%	One year AFS

Over 40%, but no more than 50%	Two years AFS

Over 50%	Statements of income and cash flows for three years and balance sheets for two years. Two years for all if target had less than $50 million of revenues in most recent year

Set forth below is our analysis and calculations under Rules 3-05 and 8-04 of Regulation S-X of the three significance tests for each of the referenced acquisitions.

Acquisition of Solais Lighting, Inc. (Amendment No. 1 to Form 8-K filed April 26, 2013)

Based on the results of the significance tests, we determined that the acquisition of Solais Lighting, Inc. was significant at the 20% level, as calculated below, and thus we filed one year of audited financial statements of Solais Lighting, Inc., along with the required pro forma financial information, in the referenced filing:

1.	Asset Test

Asset test: Compare registrant’s share of acquired business’s total assets to the registrant’s consolidated total assets. Ordinary receivables and other working capital amounts not acquired should nevertheless be included as part of the assets of the acquired enterprise in tests of significance relative to the registrant’s assets because that working capital is expected to be required and funded after the acquisition.

Fiscal Year	POWR Assets (in thousands)	Total Assets Acquired	Percentage Comparison	Conclusion
12/31/2012	159,147	1,625	1.02%	20% Significance Test not met

2.	Investment Test

Investment test: Acquisition Accounting under SFAS 141R [ASC 805] and IFRS 3 (Revised 2008) as issued by the IASB – Compare the total GAAP purchase price of the acquired business, as adjusted below, to the registrant’s consolidated total assets.

GAAP purchase price is this context means the “consideration transferred”, as that term is used in the applicable accounting standard. Thus, the investment test computed for an acquisition accounted for under SFAS 141R [ASC 805] and IFRS 3 (Revised 2008) as issued by the IASB will differ from the investment test computed for an acquisition accounted for under SFAS 141 and IFRS 3 (prior to the 2008 revision) as issued by the IASB in part because it will include the acquisition-date fair value of all contingent consideration and exclude acquisition-related costs.

The adjustment – For purposes of the “investment” test, “consideration transferred” should be adjusted to exclude carrying value of assets transferred by the acquirer to the acquired business that will remain with the combined entity after the business combination.

Fiscal Year	POWR Assets (in thousands)	Total Assets Acquired	Percentage Comparison	Conclusion
12/31/2012	159,147	14,988	9.4%	20% Significance Test not met

3.	Income Test

Income test: Compare registrant’s equity in the acquired business’s income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle to that of the registrant.

There are three computational notes to the income test included as S-X 102(w). The second computational note indicates that if the registrant’s income for the most recent fiscal year is 10% or more lower than the average of the registrant’s income for the last five fiscal years, then the average income of the registrant should be used for this computation. This computational note also applies if the registrant reported a loss, rather than income. If the registrant reported a loss, the registrant should compare the absolute value of its reported loss to its average income for the last five fiscal years to determine if the registrant is required to use average income. In computing the registrant’s average income for the last five fiscal years, loss years should be assigned a value of zero in computing the numerator for this average, but the denominator should be “5”. Also, the acquiree’s income may not be averaged.

Fiscal Year	POWR Income (in thousands)	Absolute Value of Solais Loss (in thousands)	Percentage Comparison	Conclusion
12/31/2012	2,948
12/31/2008	8,366
12/31/2009	3,853
12/31/2010	2,842
12/31/2011	22,205
12/31/2012	2,948

5 year average	8,043	1,851	23%	20% Significance Test met
Most recent year decline vs. 5 year average	63%			Use 5 year average

Acquisition of ESCO business of Lime Energy Services Co. (Form 8-K filed March 1, 2013)

Based on the results of the significance tests, we determined that the acquisition of the ESCO business of Lime Energy Services Co. was not significant, as calculated below, and thus no pro forma or audited financial statements of the acquired business were required to be filed.

When applying our tests relating to this acquisition, we used our December 31, 2011 financial statements due to the timing of the acquisition being shortly after our most recent December 31, 2012 fiscal year-end but before we filed our Form 10-K for that year. In making this determination, we noted SEC Financial Reporting Manual, Section 2025.2, which provides:

“Generally, a registrant measures significance using its pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the SEC. If the acquisition is made after the registrant’s most recent fiscal year end and the registrant files its Form 10-K for the most recent fiscal year before the date financial statements of the acquired business would be required to be filed under Item 9.01 of Form 8-K, the registrant may evaluate significance using the registrant’s financial statements for most recent fiscal year reported in its Form 10-K. Alternatively, the registrant may choose to evaluate significance using the registrant’s financial statements for the most recently completed audited fiscal year required to be on file with the SEC as of the consummation date.”

1.	Asset Test

Fiscal Year	POWR Assets (in thousands)	Total Assets Acquired		Percentage Comparison	Conclusion
12/31/2011	142,575	27,522	(A)	19.30%	20% Significance Test not met

(A)	Total Assets Acquired for this purpose represents the total assets included as discontinued operations in Lime Energy Co. (“Lime Parent”), the corporate parent of Lime Energy Services Co., the financial results of which are included in the financial statements of Lime Parent. This amount includes the assets of the ESCO Business of Lime Energy Services Co. we acquired, which was discontinued by Lime Parent, as well as other assets which we did not acquire and were discontinued by Lime Parent.

2.	Investment Test

Fiscal Year	POWR Assets (in thousands)	Consideration Transferred	Percentage Comparison	Conclusion
12/31/2011	142,575	1,971	1.38%	20% Significance Test not met

3.	Income Test

Fiscal Year	POWR Income (in thousands)	Absolute Value of Lime ESCO Loss (in thousands)	Percentage Comparison	Conclusion
12/31/2011	22,205	601	2.71%	20% Significance Test not met

Acquisition of assets of Powerline, LLC (Form 8-K filed May 23, 2013)

Based on the results of the significance tests, we determined that the acquisition of the assets of Powerline, LLC was not significant, as calculated below, and thus no audited or pro forma financial statements of the acquired business were required to be filed:

1.	Asset Test

Fiscal Year	POWR Assets (in thousands)	Total Assets Acquired	Percentage Comparison	Conclusion
12/31/2012	159,147	72	0.05%	20% Significance Test not met

2.	Investment Test

Fiscal Year	POWR Assets (in thousands)	Consideration Transferred	Percentage Comparison	Conclusion
12/31/2012	159,147	1,047	0.66%	20% Significance Test not met

3.	Income Test

Fiscal Year	POWR Income (in thousands)	PowerLine Income (in thousands)	Percentage Comparison	Conclusion
12/31/2012	2,948
12/31/2008	8,366
12/31/2009	3,853
12/31/2010	2,842
12/31/2011	22,205
12/31/2012	2,948

5 year average	8,043	169	2%	20% Significance Test not met
Most recent year decline vs. 5 year average	63%			Use 5 year average

Acquisitions of remaining minority interests in our SEM and IES subsidiaries (Form 8-K filed May 23, 2013)

These acquisitions disclosed in the referenced Form 8-K were purchases of the outstanding minority interests in two of our subsidiaries that we controlled and held majority interests in prior to the acquisitions, as a result of which we become the sole owners of these subsidiaries:

•	the acquisition of the outstanding 10% minority interest in our solar business operated by our Southern Energy Management PowerSecure, LLC subsidiary, which we refer to as SEM, and

•	the acquisition of the outstanding 33.3% minority interest in our LED lighting business conducted by our Innovative Electronic Solutions Lighting, LLC subsidiary, which we refer to as IES.

We note that, because these entities were, prior to these acquisitions, majority-owned and controlled by us, we were already including the results of their operations in our consolidated financial statements. Based on the results of the significance tests, we determined that neither acquisition of these remaining minority interests was significant, as calculated below, and thus no audited or pro forma financial statements relating to that acquisition were required to be filed.

Acquisition of remaining minority interest in our SEM subsidiary

Based on the results of the significance tests, we determined that the acquisition of the remaining 10% minority interest in our SEM subsidiary was not significant, as calculated below, and thus no audited or pro forma financial statements relating to that acquisition were required to be filed:

1.	Asset Test

Fiscal Year	POWR Assets (in thousands)	Total Assets Of Minority Interest Acquired	Percentage Comparison	Conclusion
12/31/2012	159,147	839	0.53%	20% Significance Test not met

2.	Investment Test

Fiscal Year	POWR Assets (in thousands)	Consideration Transferred	Percentage Comparison	Conclusion
12/31/2012	159,147	153	0.10%	20% Significance Test not met

3.	Income Test

Fiscal Year	POWR Income (in thousands)	SEM Minority Interest Income (in thousands)	Percentage Comparison	Conclusion
12/31/2012	2,948
12/31/2008	8,366
12/31/2009	3,853
12/31/2010	2,842
12/31/2011	22,205
12/31/2012	2,948

5 year average	8,043	13	0.16%	20% Significance Test not met
Most recent year decline vs. 5 year average	63%			Use 5 year average

Acquisition of remaining minority interest in our IES subsidiary

Based on the results of the significance tests, we determined that the acquisition of the remaining 33.3% minority interest in our IES subsidiary was not significant, as calculated below, and thus no audited or pro forma financial statements relating to that acquisition were required to be filed:

1.	Asset Test

Fiscal Year	POWR Assets (in thousands)	Total Assets of Minority Interest Acquired	Percentage Comparison	Conclusion
12/31/2012	159,147	3,169	1.99%	20% Significance Test not met

2.	Investment Test

Fiscal Year	POWR Assets (in thousands)	Consideration Transferred	Percentage Comparison	Conclusion
12/31/2012	159,147	2,764	1.74%	20% Significance Test not met

3.	Income Test

Fiscal Year	POWR Income (in thousands)	Absolute Value of IES Minority Interest Loss (in thousands)	Percentage Comparison	Conclusion
12/31/2012	2,948
12/31/2008	8,366
12/31/2009	3,853
12/31/2010	2,842
12/31/2011	22,205
12/31/2012	2,948

5 year average	8,043	915	11%	20% Significance Test not met
Most recent year decline vs. 5 year average	63%			Use 5 year average

PowerSecure International, Inc. hereby acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to direct them to our legal counsel, Paul R. Hess of Kegler, Brown, Hill & Ritter Co., L.P. A., at (614) 462-5400 or to me. Thank you for your assistance.

Sincerely,

/s/ Christopher T. Hutter

Executive Vice President and Chief Financial Officer

cc:	W. Kent Geer, Chairman of the Board

Sidney Hinton, President and Chief Executive Officer

Gary J. Zuiderveen, Controller and Principal Accounting Officer

Kevin P. Collins, Chairman, Audit Committee

Paul R, Hess, Esq.